UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive
Offices of Employer-Issuer)

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2006 AND 2005

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2006 and 2005

Contents	**Page**

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Savings and Investment 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls Savings and Investment 401(k) Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Savings and Investment 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman & Williams, Ltd.

Milwaukee, Wisconsin
June 26, 2007

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2006	2005
Assets		
Investments		
Investment in Master Trust	$ 2,636,191,409	$ 2,140,723,557
Participant loans	67,928,550	63,144,681
	2,704,119,959	2,203,868,238
Receivables		
Employer contributions	61,730,599	34,125,882
Participant contributions	755,427	723,337
	62,486,026	34,849,219
Net assets available for benefits	$ 2,766,605,985	$ 2,238,717,457

See notes to financial statements.

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended December 31, 2006
Additions		
Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments	$	215,176,676
Other investment income		120,484,239
		335,660,915
Contributions		
Participants		102,551,177
Employer		61,996,722
		164,547,899
Total additions		500,208,814
Deductions		
Deductions from net assets attributed to:		
Distributions and withdrawals		245,318,593
Administrative expenses		526,983
Total deductions		245,845,576
Transfers from other plans, net		273,525,290
Net increase		527,888,528
Net assets available for benefits, beginning of year		2,238,717,457
Net assets available for benefits, end of year	$	2,766,605,985

See notes to financial statements.

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 and 2005

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls Savings and Investment 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective August 1, 1974 for participation by eligible employees of Johnson Controls, Inc. (the "Company" or "employer") and selected subsidiaries as designated by the Company's Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

Effective July 2006, the York International Corporation Retirement Savings Plan was merged into the Plan. Included in the transfers from other plans is $261,601,159 representing participant balances previously held in the York International Corporation Retirement Savings Plan.

Effective July 2006, the USI Companies, Inc. 401(k) Profit Sharing Plan was merged into the Plan. Included in the transfers from other plans is $9,180,603 representing participant balances previously held in the USI Companies, Inc. 401(k) Profit Sharing Plan.

Effective December 31, 2005, the Johnson Controls Interiors PERT Retirement Savings Plan was merged into the Plan. Included in transfers from other plans is $366,204,013 representing participant balances previously held in the Johnson Controls Interiors PERT Retirement Savings Plan.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions of which the first six percent (6%) is eligible for the employer's matching contribution. Certain employee groups may be eligible to receive a Company matching contribution which includes a minimum match of fifty percent (50%) with up to an additional 50% that's variable and based on year-over-year pretax income growth. Effective January 1, 2006, the Plan was amended to allow certain employee groups eligibility to receive a Retirement Income Contributions ranging from one to seven percent of eligible compensation, based on participant's age plus years of service as of December 31 of the preceding year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 2006 and 2005

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

CONTRIBUTIONS (continued)

Participants are immediately vested in their contributions plus actual earnings / (losses) thereon. A participant's interest in employer contributions including increases and decreases in value, vests at the rate of twenty percent (20%) per year for each year of employment with the Company, fully vesting after 5 years of service.

Participants merged from the York International Corporation Retirement Savings Plan became 100% vested in the Retirement Income Contributions in their accounts as of December 31, 2005. For participants merged from York International Corporation Retirement Savings Plan who have earned 3 years of service for vesting purposes as of December 31, 2005, Retirement Income Contributions made after December 31, 2005 shall be 100% vested.

Participants merged from the Johnson Controls Interiors PERT Retirement Savings Plan continue to vest based on the schedule of 7 years for all employer non-matching contributions received for plan years including and prior to the merger effective December 31, 2005. Subsequent to the merger, employer contributions will vest at a rate of twenty percent per year.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the nonvested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

As of December 31, 2006 and 2005, plan assets of $722,576,416 and $560,159,356, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the plan document. Only two loans may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by plan provisions, with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investment in the Johnson Controls Common Stock Fund, U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund and U.S. Equity Index Commingled Pool reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

At December 31, 2006 and 2005, the Plan held 5,448,064 units and 6,148,714 units, respectively, of the JCI Common Stock Fund at unit values of $179.04 and $152.38, respectively, and as of the same dates, 5,700,127 units and 5,616,375 units, respectively, of the U.S. Equity Index Commingled Pool at unit values of $45.41 and $39.24, respectively.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2006 and 2005 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2006 for the Master Trust are presented in Note 8.

The Plan had approximately a 91% interest and a 92% interest in the assets of the Master Trust at December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, forfeitures of $3,356,517 and $3,161,814, respectively related to the Plan, were in the Master Trust.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31,			
		2006		2005
Investments at fair value as determined by quoted market price:				
Fidelity Growth & Income Fund, 5,627,673 and 3,555,724 shares, respectively	$	175,302,009	$	122,316,894
Vanguard Primecap Adm Fund, 1,947,328 shares		139,331,339		
Investments at estimated fair value:				
Johnson Controls Common Stock Fund, 5,448,064 and 6,148,714 units, respectively		975,421,319		936,941,055
U.S. Equity Index Commingled Pool, 5,700,127 and 5,616,375 units, respectively		258,842,764		220,386,540
Investment at contract value:				
Fixed Income Fund, 325,730,151 and 252,031,544 units, respectively		325,730,151		252,031,544

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at fair value as determined by quoted market price:		
Mutual Funds	$	22,163,667
Investments at estimated fair value:		
Common Stock Fund		157,457,510
Commingled Pool		35,555,499
		193,013,009
Net increase in fair value	$	215,176,676

NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7– RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2006 and 2005 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2006 for the Master Trust are presented below.

STATEMENTS OF FINANCIAL POSITION

	December 31,	
	2006	2005
Assets		
Investments at fair value as determined by quoted market price:		
Mutual Funds	$ 1,210,415,548	$ 811,463,260
Investments at estimated fair value:		
Common Stock Fund	1,018,962,057	971,305,041
Commingled Pool	283,875,971	239,206,060
	1,302,838,028	1,210,511,101
Investments at contract value:		
Investment Contracts	388,740,779	292,337,073
Participant Loans	78,463,477	70,509,453
	467,204,256	362,846,526
Total Assets	$ 2,980,457,832	$ 2,384,820,887

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST (CONTINUED)

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2006
Additions	
Additions to net assets attributed to:	
Investment Income	
Mutual Funds	$ 24,629,220
Common Stock Fund	163,751,162
Commingled Pool	38,905,080
	227,285,462
Contributions	
Participants	122,901,375
Employer	44,997,790
	167,899,165
Interest and dividend income	134,464,791
Total additions	529,649,418
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	264,201,929
Administrative fees	634,308
Total deductions	264,836,237
Net increase prior to transfers from other plans	264,813,181
Transfers from other plans, net	330,823,764
Net increase	595,636,945
Net assets available for benefits:	
Beginning of the year	2,384,820,887
End of the year	$ 2,980,457,832

SUPPLEMENTAL SCHEDULE

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
SCHEDULE H LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #001, EIN: 38-3380735
DECEMBER 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Fixed Income Fund	325,730,151 shares	$ 325,730,151
Puritan Fund	4,880,815 shares	97,469,874
Growth & Income Portfolio	5,627,673 shares	175,302,009
Overseas Fund	2,879,280 shares	128,991,745
Low-Priced Stock Fund	1,579,738 shares	68,781,808
Retirement Government Money Market Portfolio	60,011,082 shares	60,011,082
Institutional Short-Intermediate Government Portfolio	3,058,618 shares	28,995,695
Freedom Income	145,241 shares	1,676,081
Freedom 2000	130,394 shares	1,624,712
Freedom 2005	199,997 shares	2,321,963
Freedom 2010	1,258,117 shares	18,393,665
Freedom 2015	1,194,755 shares	14,576,009
Freedom 2020	2,055,117 shares	31,915,971
Freedom 2025	1,935,921 shares	24,721,711
Freedom 2030	1,899,620 shares	30,450,901
Freedom 2035	1,152,811 shares	15,205,582
Freedom 2040	1,895,941 shares	17,973,518
U.S. Equity Index Commingled Pool	5,700,127 units	258,842,764
AIM Small Cap Growth Fund	1,288,187 shares	38,658,488
Artisan Mid Cap Growth Fund	2,075,261 shares	63,212,439
Vanguard Primecap Fund	1,947,328 shares	139,331,339
JP Morgan Mid Cap Value Fund	3,224,797 shares	84,263,948
Wells Fargo Small Company Value	2,044,189 shares	32,318,635
*Johnson Controls Common Stock Fund	5,448,064 units	975,421,319
Investments		2,636,191,409
*Participant Loans (1)		67,928,550
Total investments		$ 2,704,119,959

(1) There were 11,192 outstanding loans to participants at December 31, 2006, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 4.0% and 11.5%.

* Indicates party-in-interest.

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefit Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN

By:

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 26, 2007

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls Savings and Investment 401(k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 26, 2007, relating to the statements of net assets available for benefits of Johnson Controls Savings and Investment 401(k) Plan as of December 31, 2006 and 2005, the related statement of changes in net assets available for benefits for the year ended December 31, 2006, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of Johnson Controls Savings and Investment 401(k) Plan.

Coleman & Williams Ltd.

Milwaukee, Wisconsin
June 26, 2007

END